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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

      Certification and Notice of Termination of Registration under Section
          12(g) of the Securities Exchange Act of 1934 or Suspension of
                    Duty to File Reports Under Section 13 and 15(d) of the
                  Securities Exchange Act of 1934.

                         Commission File Number 0-16235


                           PHP Healthcare Corporation
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             (Exact name of registrant as specified in its charter)

                           1850 Centennial Park Drive
                             Reston, Virginia 20191
                                 (703) 295-6700
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  (Address,        including zip code, and telephone number, including area
                   code, of registrant's principal executive offices)


            Series A Junior Participating Preferred Stock, par value
              $.01 per share Series B Convertible Preferred Stock,
                            par value $.01 per share
                     Common Stock, par value $.01 per share
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            (Title of each class of Securities covered by this Form)


                                      none
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      [X]             Rule 12h-3(b)(1)(i)        [  ]
Rule 12g-4(a)(1)(ii)     [  ]            Rule 12h-3(b)(1)(ii)       [  ]
Rule 12g-4(a)(2)(i)      [  ]            Rule 12h-3(b)(2)(i)        [  ]
Rule 12g-4(a)(2)(ii)     [  ]            Rule 12h-3(b)(2)(ii)       [  ]
                                         Rule 15d-6                 [  ]

Approximate number of holders of record as of the certification or notice date: 0

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Pursuant to the requirements of the Securities Exchange Act of 1934 PHP
Healthcare Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  November 3, 1999              By: /s/ Anthony M. Picini
                                        --------------------------------------
                                     Name: Anthony M. Picini
                                     Title:   Executive Vice President


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